UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

PERFORMANCE SHIPPING INC.
(Name of Subject Company)

PERFORMANCE SHIPPING INC.
(Names of Persons Filing Statement)

COMMON SHARES, PAR VALUE $0.01 PER SHARE
(INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
(Title of Class of Securities)

Y67305154
(CUSIP Number of Class of Securities)

Mr. Andreas Michalopoulos
373 Syngrou Avenue, 175 64 Palaio Faliro
Athens, Greece
+30-216-600-2400

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

with copies to:

Will Vogel
Watson Farley & Williams LLP
250 West 55th Street, 31st Floor
New York, New York 10019
+1-212-922-2200

Robert B. Greco
Richards, Layton & Finger, P.A.
One Rodney Square
920 North King Street
Wilmington, Delaware 19801
+1-302-651-7728

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

PURPOSE OF THE AMENDMENT

This Amendment No. 3 (the “Schedule 14D-9 Amendment No. 3”) amends and supplements the Schedule 14D-9 filed by Performance Shipping Inc., a corporation incorporated under the laws of the Republic of the Marshall Islands (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on October 25, 2023, as amended by Amendment No. 1 thereto filed by the Company with the SEC on November 6, 2023 and Amendment No. 2 thereto filed by the Company with the SEC on November 14 2023, with respect to the cash tender offer (the “Offer”) by Sphinx Investment Corp., a corporation incorporated under the laws of the Republic of the Marshall Islands (the “Offeror”), to purchase from the shareholders of the Company all outstanding shares of the Company’s common shares, par value $0.01 per share (the “Common Shares”), and the associated preferred stock purchase rights (the “Rights” and, together with the Common Shares, the “Shares”) issued pursuant to the Stockholders’ Rights Agreement, dated December 20, 2021, between the Company and Computershare Inc., as rights agent, at a price of $3.00 per Share (without interest and less any applicable withholding taxes), upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated October 30, 2023, the related revised Notice of Guaranteed Delivery and the revised related Letter of Transmittal, as set forth in the Offeror’s Tender Offer Statement on Schedule TO (which is also Amendment No. 4 to the Schedule 13D filed by the Offeror, Maryport Navigation Corp. and Mr. George Economou on August 25, 2023 (and amended on August 31, 2023, September 4, 2023, September 15, 2023 and twice on October 11, 2023)) filed with the SEC on October 11, 2023, as amended by Amendment No. 1 and Amendment No. 2 thereto filed by the Offeror with the SEC on October 30, 2023. Unless the Offer is extended by the Offeror, the Offer and withdrawal rights thereunder will expire at 11:59 p.m., New York City Time, on November 15, 2023.

Except to the extent specifically provided in this Schedule 14D-9 Amendment No. 3, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Schedule 14D-9 Amendment No. 3 shall have the meanings ascribed to them in the Schedule 14D-9. This Schedule 14D-9 Amendment No. 3 is being filed by the Company with the SEC to disclose certain updates as reflected below.

Item 9.	Exhibits.

Item 9 “Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding the following information:

Exhibit	Description
(a)(1)	Press release issued by the Company

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERFORMANCE SHIPPING INC.

Dated: November 15, 2023

/s/ Andreas Michalopoulos
By: Andreas Michalopoulos
Chief Executive Officer